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08031855

SECURITIES [illegible] COMMISSION
Washington D.C. 20549

SEC Mail Processing
Section

FEB 26 2008

Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 24674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W&S Brokerage Services, Inc.**

OFFICIAL USE ONLY
31-08465676
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

400 Broadway – 4th Floor
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (513)-362-8242
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAY 30 2008 E
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1410 (06-02)

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OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the be my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W&S Brokerage Services, Inc. of December 31, 20 07, are true and correct. I further swear (or affirm) tha neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classifi solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

Notary Public

BRENDA L. FEIGE
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-23-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

W&S Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	1,085,533
Affiliated accounts receivable		6,417
Unaffiliated accounts receivable		106,632
Federal income tax receivable from affiliate		101,317
Deferred income tax asset		2,835
Prepaid expenses		74,799
Total assets	$	1,377,533
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	215,484
Payable to related parties		51,846
Total liabilities		267,330
Stockholder's equity:		
Common stock, no par value, 500 shares authorized; 150 shares issued and outstanding		10,000
Additional paid-in capital		2,694,296
Accumulated deficit		(1,594,093)
Total stockholder's equity		1,110,203
Total liabilities and stockholder's equity	$	1,377,533

See accompanying notes.

END